$2.2M similar sale for our $1.7M offering Inbox ×

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hi Sam,

Since you've previously checked out some of our offering's similar sales charts, letting you know that this offering from Alice Neel just notched a huge new similar sale: $2.2 million for a painting like ours just last month, outperforming the auction house's highest estimate of $2 million. This accelerates a streak of strong sales last year with $1.75M, $1.87M and $1.07M results.


MASTERWORKS
Our Offering
Recent Sale
60 × 40 in
60 × 40 in
Alice Neel
Alice Neel
Offering Price:
$1,785,000
Sale Date: 05/13/24
$2,238,000

Masterworks Illustration

It's also good news for our offering, which is available for $1.7M. Invest in it here, and view the offering circular below.

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281